Mail Stop 4561

February 8, 2007

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

> **RE:** **Veraz Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138121**
> **Date Filed: January 22, 2007**

Dear Mr. Sabella:

We have reviewed your filing and have the following comments.

Prospectus Summary

Industry Background

1. In response to comment 1 of our letter dated January 9, 2007, you inform us that the underwriters have obtained the consent of IDC and Gartner to use the disclosed information in the company's registration statement. Additionally, you advise us that the reports are available at a cost of approximately $4,500 per report. Since the reports are available to the public at costs that exceed a nominal charge, you should file the consents of IDC and Gartner as exhibits to the registration statement,or you may delete the references to IDC and Gartner and adopt the information as the company's own.

2. Refer to comment 3 of our letter dated January 9, 2007, which we reissue in part. Please disclose the range of anticipated costs involved in the remediation of the material weaknesses.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Stock Based Compensation, page 41

3. We note in your response to comment 3 of our letter dated January 9, 2007 that you granted additional options on December 11, 2006 and January 17, 2007 with exercise prices of $3.09 and $5.75, respectively. Tell us the factors that support the increase in the fair value of your common stock (approximately 88%) from December 11, 2006 to January 17, 2007. In this regard, you should describe significant intervening events and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock during this time frame. Additionally, tell us why the fair value of your common stock had not changed from August 2006 through December 11, 2006. Please note that the disclosure in your next amendment should be revised to include such information.

4. Please note that we are unable to reach conclusions regarding your responses to comments 26, 27 and 29 of our letter dated November 16, 2006 and comments 3 and 4 of our letter dated January 9, 2007, until you file your next amendment with the revised disclosure and estimated initial public offering range. After our review of your amendment with the estimated initial public offering range, additional comments may be forthcoming.

5. Your disclosure on page 45 and elsewhere throughout the document indicate that you adopted SFAS 123(R) using the prospective transition method. Please confirm, if true, that you used the modified prospective method pursuant to paragraph 74 of SFAS 123(R) and revise your disclosure accordingly.

Customers, page 64

6. Refer to comment 6 of our letter dated January 9, 2007. We continue to believe that material dependency upon a customer within the meaning of Item 101(b)(1)(vii) typically exists when sales representing 10 percent or more of the registrant's consolidated revenues are made to such a customer. In this regard, we note that you have preliminarily determined that sales to Classica and Belgacom will approximate 12% and 12% respectively for the year ended December 31, 2006. If such estimates are correct, it would appear your agreements with these customers should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B). Please revise your registration statement accordingly.

Management

Board Composition, Page 71

7. You indicate that your board of directors does not meet the independence requirements of the Nasdaq Global Market, but that the current board members will continue to serve pursuant to the "phase-in exemption provided by such rules". Please revise to clarify whether some of your directors meet the independence requirements you reference, and if so, please identify any such director. Also clarify whether the independence standards of the applicable listing standard apply to any of the board committees you describe. If so, please clarify whether some of the directors serving on these committees meet the applicable independence standards, and if so, identify the directors that do not meet this standard. See Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K and Section IV of SEC Release 33-8732A.

8. You indicate that you plan to rely upon the "phase-in exception" to NASDAQ's independence rules. Provide a concise and understandable description of the exception and the effect that it will have on the company and its shareholders. Also, explain the basis of your conclusion that the exemption will be available. See Instruction 1 to Item 407(a) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 73

9. In describing the agreement with Persistent, you indicate that it was entered into "on an arms-length basis". Please clarify whether Mr. Hague was a member of the board of directors when the agreement with Persistent was negotiated. If so, revise to eliminate the statement that the agreement "was entered into on an arms-length basis". We will not object if Veraz expresses its view that the terms of that agreement are no less favorable to Veraz than the terms of an agreement it might have obtained from an unrelated party, provided that it is accompanied by an explanation of the basis upon which that conclusion is made. Additionally, although we note that the agreement with ECI was negotiated when there was no relationship between the parties, the statement that the "transactions are all on arms-length" basis appears inappropriate as it relates to performance under the agreement while the contracting entities were related parties and not solely to the terms of the agreements at the time of negotiation. Please revise accordingly.

10. Revise this section so that the materially complete descriptions of the related party transactions relating to Messrs. Bitan and Haque are provided under the Compensation Committee Interlocks and Insider Participation heading. See paragraph (e)(4) of Item 407 of Regulation S-K.

Director Compensation, page 74

11. Please expand footnote 4 to concisely explain the reference to the "prospective transition method" used for valuation of the options granted to Messrs. Haqu, Jones and Levensohn. In your response letter, please tell us whether the "early" exercise of Mr. Levenshon's options to purchase 186,728 shares was effected pursuant to the terms of the option as originally granted. Also, tell us whether the right to repurchase 3,891 of those shares was provided to the filer under the provisions of the option plan or the option agreement as originally granted. If the repurchase rights were a new right obtained in connection with the "early" exercise, please describe the relevant events that led to receipt of this repurchase right.

Executive Compensation, page 74

12. You indicate that the compensation program is set at the median levels of comparable public companies. Identify the companies you consider "comparable" in this respect.

13. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonuses. Please tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). In this regard, please disclose how you measure the "financial performance" to which "a substantial portion of the total compensation opportunity" is tied. Finally, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Compensation Discussion and Analysis, page 74

14. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide the necessary information required by that Item. In particular, we note that Compensation Discussion and Analysis is limited to a discussion of the components that comprise executive compensation but appears to lack a significant amount of disclosure that is required by Item 402(b). For example, it is not clear how each compensation component and your decisions regarding these elements fit into the registrant's overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). In addition, Item 402(b)(2) sets forth examples of the material information required to be disclosed under Compensation Discussion and Analysis but it is unclear from your

discussion what consideration, if any, you have given to the illustrative examples guiding the disclosure concept contained in Item 402(b). Please advise us as to how these topics are addressed in Compensation Discussion and Analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

15. Pursuant to Item 402(b)(iv), please provide an explanation for the amount of salary and bonus in proportion to total compensation.

16. It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A Release 33-8732A, which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public. In this regard, we note that it does not appear as though you have discussed whether or not you in fact have a program, plan, or practice to select option grant dates for executive officers in coordination with the release of material non-public information. In the response letter tell us why you have not discussed a program, plan, or practice concerning the timing of the equity grants with release of non-public information.

17. With respect to footnote 8 to the summary compensation table, tell us the basis upon which you conclude that sales commissions are not properly reportable in column (d) of the table. Also, in your response letter describe the "benefits required by Israeli law" and the "other customary Israeli benefits" that are referenced in footnotes 8 and 9 to the summary compensation table. Explain the basis for your belief that these benefits have been "identified and quantified" to the extent required by Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K. Explain why the compensation in each such category could not be reported in another column of the summary compensation table. To the extent reporting of these amounts in another column is not possible, expand the footnote to describe each sub-category, and indicate the dollar amount with respect to each appropriate sub-category of benefits.

Certain Relationships and Related Party Transactions, page 92

18. Please disclose whether your policies and procedures for approving related party transactions are in writing and, if not, how such policies and procedures are evidenced. Please see Item 404(b)(iv) of Regulation S-K.

Principal and Selling Stockholders, page 97

19. We note your response to comment 10 of our letter dated January 9, 2007 that the board of directors of ECI Telecom Ltd. holds voting and dispositive power over

the shares it is offering. Please identify the individuals who exercise the voting and/or dispositive powers with respect to these securities. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

Note 17. Subsequent Events (unaudited)

(d) Series D Preferred Stock Financing, page F-36

20. We note you issued Series D convertible preferred stock (Series D stock) at $3.27 per share and that each share of Series D stock is convertible into common shares at a conversion rate of $3.27 divided by the product of the public offering price of a common share multiplied by 0.625. Tell us your intended accounting for the issuance of the Series D stock including whether there are any potential contingent beneficial conversion features. Please advise.

<p align="center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   James F. Fulton, Jr. Esq.
by facsimile at 650-849-7400